04012250

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

12g3-2(b) File No.82-4922

Ref No. CN. 025/2004

January 15, 2004

RECD S.E.C.
JAN 1 5 2004
1086

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,
KASIKORNBANK PCL

Somkiat Sirichatchai

(Mr.Somkiat Sirichatchai)
Executive Vice President

dlw 1/20

9906013-10-03

KASIKORNBANK PCL
supports efforts to
protect the environment.
This letter is printed on recycled paper.

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.

Tel. +66 2470 1122, +66 2470 1199
Fax. +66 2470 1144-5
www.kasikornbank.com Registration No.PCL 105

KASIKORNBANK

Ref. FA. 001/2004

January 15, 2004

To President

The Stock Exchange of Thailand

**Subject : Submittal of the Unaudited Financial Statements**

Enclosed herewith, please find copies of the unaudited financial statements for the fourth quarter ending December 31, 2003 in SET Smart compared with those of various accounting periods previously reported.

Document no. 1 Summary Statement of Assets and Liabilities as of December 31, 2003.

Document no. 2 Balance Sheet as of December 31, 2003, compared with Balance Sheets as of September 30, 2003 and December 31, 2002.

Document no. 3 Statement of Income for the year ending December 31, 2003 compared with the year ending December 31, 2002.

Document no. 4 Statement of Income for the fourth quarter ending December 31, 2003 compared with the third quarter ending September 30, 2003.

Document no. 5 Summary of operating results for the fourth quarter of 2003.

We trust you will find the enclosed helpful and informative.

Yours sincerely,

(Mr. Banthoon Lamsam)

President and Chief Executive Officer

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

**Document no. 1**

## SUMMARY STATEMENT OF ASSETS AND LIABILITIES [1/]

**As of December 31, 2003**

| [illegible] | Baht | [illegible] | Baht |
|---|---|---|---|
| [illegible] | 18,699,095,513.41 | [illegible] | 685,222,107,223.23 |
| [illegible] | 104,644,165,161.06 | [illegible] | 6,895,871,357.18 |
| [illegible] | 31,710,000,000.00 | [illegible] | 7,041,817,602.46 |
| [illegible] | 140,764,684,301.56 | [illegible] | 0.00 |
| [illegible] | | [illegible] | 59,841,317,549.36 |
| [illegible] | 480,773,015,761.83 | [illegible] | 676,184,147.52 |
| [illegible] | 1,485,101,971.78 | [illegible] | 12,740,761,877.17 |
| [illegible] | 10,860,375,379.21 | [illegible] | 772,418,059,756.92 |
| [illegible] | 676,184,147.52 | | |
| [illegible] | 21,697,577,197.53 | | |
| [illegible] | 9,565,415,914.09 | [illegible] | |
| | | [illegible] | |
| | | [illegible] | 23,540,654,170.00 |
| | | [illegible] | 13,363,469,225.16 |
| | | [illegible] | 11,553,432,195.91 |
| | | [illegible] | 48,457,555,591.07 |
| [illegible] | 820,875,615,347.99 | [illegible] | 820,875,615,347.99 |
| [illegible] | 3,187,732,092.96 | [illegible] | 3,187,732,092.96 |
| [illegible] | 824,063,347,440.95 | [illegible] | 824,063,347,440.95 |

[illegible]

ธนาคารกสิกรไทย
KASIKORNBANK

**Document no. 2**

**KASIKORNBANK PUBLIC COMPANY LIMITED**

**(FORMERLY THAI FARMERS BANK PUBLIC COMPANY LIMITED)**

**BALANCE SHEETS**

| | December 31, 2003 (Unaudited) Baht | September 30, 2003 (Unaudited) (Reviewed) Baht | December 31, 2002 (Audited) Baht |
|---|---|---|---|
| ASSETS | | | |
| Cash | 18,699,095,513.41 | 8,316,407,134.94 | 9,764,122,407.65 |
| Interbank and money market items | | | |
| Domestic items | | | |
| Interest bearing | 131,540,875.15 | 1,497,177,736.66 | 3,385,334,109.66 |
| Non – interest bearing | 2,854,343,708.25 | 2,420,219,952.62 | 4,494,663,469.16 |
| Foreign items | | | |
| Interest bearing | 101,492,418,239.70 | 85,437,922,516.98 | 86,532,213,914.44 |
| Non – interest bearing | 165,862,337.96 | 170,412,434.56 | 360,919,334.47 |
| Total interbank and money market items – net | 104,644,165,161.06 | 89,525,732,640.82 | 94,773,130,827.73 |
| Securities purchased under resale agreements | 31,710,000,000.00 | 55,000,000,000.00 | 18,400,000,000.00 |
| Investments | | | |
| Current investments – net | 65,006,385,567.27 | 64,042,839,097.60 | 72,310,121,353.72 |
| Long-term investments – net | 65,939,348,013.22 | 82,531,514,998.86 | 79,212,635,426.62 |
| Investments in subsidiary and associated companies – net | 9,818,950,721.07 | 10,975,528,301.25 | 7,245,945,739.47 |
| Total investments – net | 140,764,684,301.56 | 157,549,882,397.71 | 158,768,702,519.81 |
| Loans and accrued interest receivables | | | |
| Loans | 530,089,906,028.62 | 504,862,511,263.51 | 496,525,046,750.68 |
| Accrued interest receivables | 1,485,101,971.78 | 1,537,709,899.29 | 1,934,392,812.56 |
| Total loans and accrued Interest receivables | 531,575,008,000.40 | 506,400,221,162.80 | 498,459,439,563.24 |
| Less Allowance for doubtful accounts | (42,995,675,552.34) | (46,172,229,691.16) | (54,919,951,503.47) |
| Less Revaluation allowance for debt restructuring | (4,721,214,714.45) | (3,741,556,410.72) | (2,647,233,500.35) |
| Less Normalized Provisioning | (1,600,000,000.00) | (1,400,000,000.00) | (800,000,000.00) |
| Total loans and accrued interest receivables – net | 482,258,117,733.61 | 455,086,435,060.92 | 440,092,254,559.42 |
| Properties foreclosed – net | 10,860,375,379.21 | 11,528,713,643.57 | 11,068,607,580.17 |
| Customers' liability under acceptances | 676,184,147.52 | 658,816,598.28 | 597,096,484.15 |
| Premises and equipment – net | 21,697,577,197.53 | 21,646,561,949.16 | 21,801,037,447.84 |
| Accrued income receivables | 1,597,517,158.96 | 2,340,587,294.72 | 1,883,698,623.95 |
| Forward exchange contract revaluation | 3,713,330,066.96 | 6,260,560,603.72 | 745,642,924.52 |
| Other assets – net | 4,254,568,688.17 | 3,191,483,683.82 | 2,807,958,299.29 |



AL

ธนาคารกสิกรไทย
KASIKORNBANK

Document no. 2

| | | |
|---|---|---|
| 820,875,615,347.99 | 811,105,181,007.66 | 760,702,251,674.53 |

KASIKORNBANK PUBLIC COMPANY LIMITED

(FORMERLY THAI FARMERS BANK PUBLIC COMPANY LIMITED)

BALANCE SHEETS

| | December 31, 2003 (Unaudited) Baht | September 30, 2003 (Unaudited) (Reviewed) Baht | December 31, 2002 (Audited) Baht |
|---|---|---|---|
| LIABILITIES AND SHAREHOLDERS' EQUITY | | | |
| Deposits | | | |
| Deposits in Baht | 682,661,690,671.96 | 688,052,380,154.34 | 649,748,041,872.97 |
| Deposits in foreign currencies | 2,560,416,551.27 | 2,829,681,106.10 | 2,252,107,008.63 |
| Total deposits | 685,222,107,223.23 | 690,882,061,260.44 | 652,000,148,881.60 |
| Interbank and money market items | | | |
| Domestic items | | | |
| Interest bearing | 1,685,287,246.89 | 3,806,426,826.02 | 3,461,073,197.37 |
| Non – interest bearing | 4,221,597,522.11 | 1,395,644,909.95 | 1,788,470,188.12 |
| Foreign items | | | |
| Interest bearing | 486,057,708.68 | 656,795,403.68 | 258,049,516.38 |
| Non – interest bearing | 502,928,879.50 | 171,085,276.46 | 185,799,515.82 |
| Total interbank and money market items | 6,895,871,357.18 | 6,029,952,416.11 | 5,693,392,417.69 |
| Liability payable on demand | 7,041,817,602.46 | 2,943,117,967.81 | 3,422,940,128.54 |
| Borrowing | | | |
| Long-term Borrowing | 59,841,317,549.36 | 47,910,865,099.78 | 48,555,994,109.78 |
| Total Borrowing | 59,841,317,549.36 | 47,910,865,099.78 | 48,555,994,109.78 |
| Bank's liability under acceptances | 676,184,147.52 | 658,816,598.28 | 597,096,484.15 |
| Deferred tax liabilities | 3,346,832,441.73 | 3,800,600,355.69 | 4,062,196,492.70 |
| Forward exchange contract revaluation | 719,697,679.15 | 958,491,702.24 | 1,625,905,192.44 |
| Accrued interest payables | 2,563,807,046.76 | 3,031,081,219.49 | 3,030,042,472.47 |
| Other liabilities | 6,110,424,709.53 | 7,202,966,398.00 | 6,639,519,926.19 |
| Total Liabilities | 772,418,059,756.92 | 763,417,953,017.84 | 725,627,236,105.56 |



Ar

ธนาคารกสิกรไทย
KASIKORNBANK

**Document no. 2**

**KASIKORNBANK PUBLIC COMPANY LIMITED**

**(FORMERLY THAI FARMERS BANK PUBLIC COMPANY LIMITED)**

**BALANCE SHEETS**

| | December 31, 2003 (Unaudited) Baht | September 30, 2003 (Unaudited) (Reviewed) Baht | December 31, 2002 (Audited) Baht |
|---|---|---|---|
| Shareholders' equity | | | |
| Share capital | | | |
| Authorized share capital | | | |
| 547,345 class A preferred shares, Baht 10 par value | 5,473,450.00 | 5,473,450.00 | 5,473,450.00 |
| 2,689,547,345 ordinary shares, Baht 10 par value | 26,895,473,450.00 | 26,895,473,450.00 | 26,895,473,450.00 |
| Issued and fully paid-up share capital | | | |
| 547,345 class A preferred shares, Baht 10 par value | 5,473,450.00 | 5,473,450.00 | 5,473,450.00 |
| 2,353,518,072 ordinary shares, Baht 10 par value | 23,535,180,720.00 | 23,535,180,720.00 | |
| 2,352,547,372 ordinary shares, Baht 10 par value | | | 23,525,473,720.00 |
| Premium on share capital | | | |
| Premium on preferred shares | 27,367,250.00 | 27,367,250.00 | 27,367,250.00 |
| Premium on ordinary shares | 49,497,553,190.49 | 49,497,553,190.49 | 49,478,139,190.49 |
| Premium on expired warrants | 5,520,432,199.21 | 5,520,432,199.21 | 5,520,432,199.21 |
| Appraisal surplus | 6,231,844,413.68 | 6,267,368,325.54 | 6,367,116,972.81 |
| Revaluation surplus on investments | 1,312,639,265.92 | 2,545,172,409.43 | 2,773,163,461.91 |
| Retained earnings (deficit) | | | |
| Appropriated | | | |
| Legal reserve | 800,000,000.00 | 800,000,000.00 | 800,000,000.00 |
| Other reserves | 26,675,300,000.00 | 26,675,300,000.00 | 26,675,300,000.00 |
| Unappropriated (deficit) | (65,148,234,898.23) | (67,186,619,554.85) | (80,097,450,675.45) |
| Total Shareholders' Equity | 48,457,555,591.07 | 47,687,227,989.82 | 35,075,015,568.97 |
| Total Liabilities and Shareholders' Equity | 820,875,615,347.99 | 811,105,181,007.66 | 760,702,251,674.53 |
| Off-balance sheet items – contingencies | | | |
| Avals on bills and guarantees of loans | 5,536,811,551.52 | 5,608,366,837.35 | 6,591,460,563.44 |
| Liability under unmatured import bills | 3,187,732,092.96 | 2,747,438,444.09 | 2,632,020,016.26 |
| Letters of credit | 9,995,789,833.70 | 8,893,463,348.59 | 8,875,631,993.17 |
| Other contingencies | 431,274,387,967.90 | 392,417,069,116.23 | 380,115,619,709.60 |

Document no. 3

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

**KASIKORNBANK PUBLIC COMPANY LIMITED**

**(FORMERLY THAI FARMERS BANK PUBLIC COMPANY LIMITED)**

**STATEMENTS OF INCOME**

**FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002**

| | 2003 (Unaudited) Baht | 2002 (Audited) Baht | Increase (Decrease) Baht | % |
|---|---|---|---|---|
| Interest and dividend income | | | | |
| Loans | 24,383,366,146.07 | 25,006,666,326.54 | (623,300,180.47) | (2.49) |
| Interbank and money market items | 2,247,867,481.16 | 3,575,109,741.23 | (1,327,242,260.07) | (37.12) |
| Investments | 4,404,510,773.70 | 4,756,086,614.10 | (351,575,840.40) | (7.39) |
| Total interest and dividend income | 31,035,744,400.93 | 33,337,862,681.87 | (2,302,118,280.94) | (6.91) |
| Interest expense | | | | |
| Deposits | 7,746,913,447.05 | 11,812,429,201.55 | (4,065,515,754.50) | (34.42) |
| Interbank and money market items | 212,173,251.89 | 310,711,951.61 | (98,538,699.72) | (31.71) |
| Long-term borrowings | 5,232,031,455.57 | 5,163,071,118.01 | 68,960,337.56 | 1.34 |
| Total interest expense | 13,191,118,154.51 | 17,286,212,271.17 | (4,095,094,116.66) | (23.69) |
| Net income from interest and dividend | 17,844,626,246.42 | 16,051,650,410.70 | 1,792,975,835.72 | 11.17 |
| Bad debts and doubtful accounts (reversal) | (10,607,913,648.05) | (3,548,870,068.43) | 7,059,043,579.62 | 198.91 |
| Loss on debt restructuring | 11,195,062,388.66 | 3,548,870,068.43 | 7,646,192,320.23 | 215.45 |
| Normalized provisions | 800,000,000.00 | 800,000,000.00 | - | - |
| Net income from interest and dividends after bad debts and doubtful accounts, loss on debt restructuring and normalized provisions | 16,457,477,505.81 | 15,251,650,410.70 | 1,205,827,095.11 | 7.91 |
| Non-interest income | | | | |
| Gain on investments | 1,980,972,379.57 | 1,180,225,468.97 | 800,746,910.60 | 67.85 |
| Share of profit (loss) from investments on equity method | 3,438,493,384.56 | (668,149,717.46) | 4,106,643,102.02 | 614.63 |
| Fees and service income | | | | |
| Acceptances, avals and guarantees | 597,986,827.21 | 567,948,150.83 | 30,038,676.38 | 5.29 |
| Others | 5,577,810,206.18 | 5,370,034,588.05 | 207,775,618.13 | 3.87 |
| Gain on exchange | 1,822,435,939.48 | 984,688,579.81 | 837,747,359.67 | 85.08 |
| Other income | 768,906,582.15 | 554,077,018.59 | 214,829,563.56 | 38.77 |
| Total non-interest income | 14,186,605,319.15 | 7,988,824,088.79 | 6,197,781,230.36 | 77.58 |

Document no. 3

ธนาคารกสิกรไทย
KASIKORNBANK

**KASIKORNBANK PUBLIC COMPANY LIMITED**

**(FORMERLY THAI FARMERS BANK PUBLIC COMPANY LIMITED)**

**STATEMENTS OF INCOME**

**FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002**

| | 2003 (Unaudited) Baht | 2002 (Audited) Baht | Increase (Decrease) Baht | % |
|---|---|---|---|---|
| Non-interest expenses | | | | |
| Personnel expenses | 5,041,290,289.10 | 5,120,935,132.90 | (79,644,843.80) | (1.56) |
| Premises and equipment expenses | 3,174,955,779.43 | 3,350,715,148.43 | (175,759,369.00) | (5.25) |
| Taxes and duties | 1,197,467,883.01 | 1,557,938,965.95 | (360,471,082.94) | (23.14) |
| Fees and service expenses | 2,062,322,287.72 | 1,432,312,226.32 | 630,010,061.40 | 43.99 |
| Directors' remuneration | 47,545,934.89 | 42,341,799.72 | 5,204,135.17 | 12.29 |
| Loss on impairment of properties foreclosed | 429,498,050.30 | 557,872,623.46 | (128,374,573.16) | (23.01) |
| Contributions to Financial Institutions Development Fund | 2,693,797,430.26 | 2,732,417,102.88 | (38,619,672.62) | (1.41) |
| Other expenses | 1,241,235,906.10 | 1,876,307,413.02 | (635,071,506.92) | (33.85) |
| Total non-interest expenses | 15,888,113,560.81 | 16,670,840,412.68 | (782,726,851.87) | (4.70) |
| Income before income tax | 14,755,969,264.15 | 6,569,634,086.81 | 8,186,335,177.34 | 124.61 |
| Income tax expense | (57,973,953.94) | (114,749,799.08) | (56,775,845.14) | (49.48) |
| Net income | 14,813,943,218.09 | 6,684,383,885.89 | 8,129,559,332.20 | 121.62 |
| Basic earnings per share | 6.30 | 2.84 | 3.46 | 121.83 |
| Weighted average number of ordinary shares (shares) | 2,353,010,116.66 | 2,352,547,372.00 | 462,744.66 | 0.02 |

Document no. 4

KASIKORNBANK

KASIKORNBANK PUBLIC COMPANY LIMITED

(FORMERLY THAI FARMERS BANK PUBLIC COMPANY LIMITED)

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED DECEMBER 31, 2003 AND SEPTEMBER 30, 2003

| | December 31, 2003 (Unreviewed) Baht | September 30,2003 (Reviewed) Baht | Increase (Decrease) Baht | % |
|---|---|---|---|---|
| Interest and dividend income | | | | |
| Loans | 6,142,663,115.02 | 6,003,423,060.54 | 139,240,054.48 | 2.32 |
| Interbank and money market items | 467,154,803.56 | 512,329,109.64 | (45,174,306.08) | (8.82) |
| Investments | 1,015,184,014.37 | 1,022,494,714.36 | (7,310,699.99) | (0.71) |
| Total Interest and dividend Income | 7,625,001,932.95 | 7,538,246,884.54 | 86,755,048.41 | 1.15 |
| Interest expense | | | | |
| Deposits | 1,464,637,369.15 | 1,662,006,151.72 | (197,368,782.57) | (11.88) |
| Interbank and money market items | 41,614,630.22 | 56,909,094.10 | (15,294,463.88) | (26.88) |
| Long-term borrowings | 1,381,864,063.13 | 1,289,879,109.52 | 91,984,953.61 | 7.13 |
| Total Interest Expense | 2,888,116,062.50 | 3,008,794,355.34 | (120,678,292.84) | (4.01) |
| Net income from interest and dividend | 4,736,885,870.45 | 4,529,452,529.20 | 207,433,341.25 | 4.58 |
| Bad debt and doubtful accounts (reversal) | (2,957,634,560.38) | (1,701,207,904.54) | 1,256,426,655.84 | 73.85 |
| Loss on debt restructuring | 3,334,060,188.78 | 1,911,931,016.75 | 1,422,129,172.03 | 74.38 |
| Normalized provisions | 200,000,000.00 | 200,000,000.00 | - | - |
| Net income from interest and dividend after bad debt and doubtful accounts, loss on debt restructuring and normalized provisions | 4,160,460,242.05 | 4,118,729,416.99 | 41,730,825.06 | 1.01 |
| Non-interest income | | | | |
| Gain (loss) on investments | (100,346,954.52) | 169,530,942.91 | (269,877,897.43) | (159.19) |
| Share of loss from investments on equity method | (192,981,219.62) | (622,320,442.39) | (429,339,222.77) | (68.99) |
| Fees and service income | | | | |
| Acceptances, aval and guarantees | 132,855,478.02 | 211,258,818.14 | (78,403,340.12) | (37.11) |
| Others | 1,526,830,583.11 | 1,401,464,022.63 | 125,366,560.48 | 8.95 |
| Gain on exchanges | 324,359,480.98 | 419,534,566.52 | (95,175,085.54) | (22.69) |
| Other income | 200,717,284.43 | 193,017,042.58 | 7,700,241.85 | 3.99 |
| Total Non-interest Income | 1,891,434,652.40 | 1,772,484,950.39 | 118,949,702.01 | 6.71 |

Document no. 4

ธนาคารกสิกรไทย KASIKORNBANK 泰华农民银行

KASIKORNBANK PUBLIC COMPANY LIMITED

(FORMERLY THAI FARMERS BANK PUBLIC COMPANY LIMITED)

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED DECEMBER 31, 2003 AND SEPTEMBER 30, 2003

| | December 31, 2003 (Unreviewed) Baht | September 30,2003 (Reviewed) Baht | Increase (Decrease) Baht | % |
|---|---|---|---|---|
| Non-interest expenses | | | | |
| Personnel expenses | 1,294,735,965.24 | 1,252,823,058.21 | 41,912,907.03 | 3.35 |
| Premises and equipment expenses | 764,904,275.42 | 804,948,615.07 | (40,044,339.65) | (4.97) |
| Taxes and duties | 297,553,560.10 | 308,612,398.73 | (11,058,838.63) | (3.58) |
| Fees and service expenses | 593,628,545.02 | 506,485,207.97 | 87,143,337.05 | 17.21 |
| Directors' remuneration | 11,886,483.28 | 11,886,483.87 | (0.59) | 0.00 |
| Loss on impairment of properties foreclosed | 109,465,685.78 | 167,353,698.92 | (57,888,013.14) | (34.59) |
| Contributions to Financial Institutions Development Fund | 680,517,119.19 | 687,907,621.92 | (7,390,502.73) | (1.07) |
| Other expenses | 311,567,049.33 | 242,127,232.15 | 69,439,817.18 | 28.68 |
| Total Non-interest Expenses | 4,064,258,683.36 | 3,982,144,316.84 | 82,114,366.52 | 2.06 |
| Income before income tax | 1,987,636,211.09 | 1,909,070,050.54 | 78,566,160.55 | 4.12 |
| Income tax expense | (15,224,533.67) | (18,448,142.75) | (3,223,609.08) | (17.47) |
| Net income | 2,002,860,744.76 | 1,927,518,193.29 | 75,342,551.47 | 3.91 |
| Basic earnings per share | 0.85 | 0.82 | 0.03 | 3.66 |
| Weighted average number of ordinary shares (shares) | 2,353,518,072.00 | 2,353,412,561.13 | 105,510.87 | 0.01 |



AL.

## SUPPLEMENTARY TO KASIKORNBANK PCL FINANCIAL STATEMENTS

In this quarter, the Bank recorded net income increase from the previous quarter amounting to Baht 75 million with the remark as follows:

- The Bank recognized its share of loss amounting to Baht 193 million under the Equity Method for the quarter ending December 31, 2003, or a drop of Baht 429 million from total share of loss of Baht 622 million in the previous quarter, due chiefly to better performance of the Bank's two asset management companies (AMCs), when compared with the preceding quarter.

Remarks: 1. The Stock Exchange of Thailand requires banks to submit financial reports as follows.

1.1 The C.B. 1.1 — which is the Bank-only financial statement — within 21 days after the end of each quarter.

1.2 The Consolidated and the Bank-only financial statements within 45 days after the end of the first and third quarters, and within 60 days after the end of the second and fourth quarters.

2. This report is generated in accordance with "Remark no. 1" above.



An

Document no. 5

ธนาคารกสิกรไทย
KASIKORNBANK

**Summary of operating results for the fourth quarter of 2003**

## Balance Sheet Highlights


Total Assets (Million Baht)
760,702
774,804
796,509
811,105
820,876
Dec 31, 02
Mar 31, 03
Jun 30, 03
Sep 30, 03
Dec 31, 03

➢ **Total Assets**

- Total assets as of December 31, 2003, stood at Baht 820,876 million, up Baht 9,771 million, or 1.20% from September 30, 2003, with highlights as follows:

**>> Cash**

- Cash as of December 31, 2003, stood at Baht 18,699 million, up Baht 10,383 million, or 124.85% from September 30, 2003, due largely to higher reserves for public withdrawal during the New Year Festival.

**>> Interbank and Money Market Items - net on the Assets Side**

- Total interbank and money market items - net on the assets side - as of December 31, 2003, were Baht 104,644 million, up Baht 15,118 million, or 16.89% from September 30, 2003, due to higher yields from nostro time deposits in foreign financial institutions as part of the liquidity management of the Bank

**>> Securities Purchased under Resale Agreements**

- Securities purchased under resale agreements as of December 31, 2003, totaled Baht 31,710 million, down Baht 23,290 million, or 42.35% from September 30, 2003, due to the shift to deposits in foreign financial institutions for higher returns.

**>> Investments - net**

- Total investments-net as of December 31, 2003, totaled Baht 140,765 million, dropping Baht 16,785 million, or 10.65% from September 30, 2003, due to maturing investments.

## Balance Sheets Highlights (continued)

- *Type of Investments*

(Million Baht)

| [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
|---|---|---|---|---|
| **Debt Instruments** | **127,112** | **90.30%** | **142,670** | **90.56%** |
| [illegible] | | | | |
| >> Trading Investments | 806 | 0.57% | 4,790 | 3.04% |
| [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| >> Held-to-maturity Investments | 31,268 | 22.21% | 30,424 | 19.31% |
| [illegible] | | | | |
| >> Trading Investments | 369 | 0.26% | 170 | 0.11% |
| [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| >> Held-to-maturity Investments | 1,140 | 0.81% | 704 | 0.45% |
| [illegible] | | | | |
| >> Available-for-sale Investments | 15,212 | 10.81% | 16,347 | 10.38% |
| [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| **Equity Securities** | **13,653** | **9.70%** | **14,880** | **9.44%** |
| [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| General Investments | 2,366 | 1.68% | 2,377 | 1.51% |
| [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| **Total Investments – Net** | **140,765** | **100.00%** | **157,550** | **100.00%** |

>> Loans

- Loans as of December 31, 2003 stood at Baht 530,090 million, up Baht 25,227 million, or 5.00% from September 30, 2003. In this quarter, the Bank had recorded new net loans totaling Baht 28,081 million, with loan write-offs through debt restructuring and legal proceedings of Baht 2,854 million.

- ***Restructured Loans***

- The Bank has restructured loans as of December 31, 2003 totaling Baht 95,927 million and September 30, 2003 totaling Baht 106,508 million, which include performing restructured loans of Baht 71,880 million and Baht 77,597 million, respectively.



Ar

Document no. 5

ธนาคารกสิกรไทย
KASIKORNBANK

**Summary of operating results for the fourth quarter of 2003**

## Balance Sheets Highlights (continued)

**>> Foreclosed Properties - net**

- Foreclosed properties-net as of December 31, 2003 stood at Baht 10,860 million decreasing Baht 668 million, or 5.80% from September 30, 2003, is resulting from acquiring fewer properties from liquidation.

(Million Baht)

| | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
|---|---|---|---|---|---|
| Foreclosed properties | 14,201 | 15,151 | 14,569 | 14,604 | 15,103 |
| [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| **Foreclosed properties - net** | **10,860** | **11,529** | **10,921** | **10,895** | **11,069** |

**>> Forward Exchange Contract Revaluation on the Assets Side**

- Forward exchange contract revaluation on the assets side as of December 31, 2003 stood at Baht 3,713 million, dropping from September 30, 2003, by Baht 2,547 million, or 40.69%, due to Baht appreciation, which generated profit for the Bank by the gap of forward sold contract rate and exchange rate on report date. However, it will not affect the Bank's profits and losses, since the Bank has maintained square position in its foreign exchange transactions.

Baht : USD

• *Mid Rate*

| | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
|---|---|---|---|---|---|
| Mid Rate | 39.62 | 39.98 | 42.05 | 42.88 | 43.24 |

Document no. 5



Summary of operating results for the fourth quarter of 2003

## Balance Sheets Highlights (continued)


Total Liabilities (Million Baht)
725,627
737,277
750,104
763,418
772,418
Dec 31, 02
Mar 31, 03
Jun 30, 03
Sep 30, 03
Dec 31, 03

➢ **Total Liabilities**

- Total liabilities as of December 31, 2003 stood at Baht 772,418 million, up Baht 9,000 million, or 1.18% from September 30, 2003, with highlights as follows:

**>> Deposits**

- Deposits as of December 31, 2003, totaled Baht 685,222 million, dropping Baht 5,660 million, or 0.82%, due to the decreasing amount of fixed deposits.

• *Type of Deposits*

| [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
|---|---|---|---|---|---|
| Current | 5.28% | 4.93% | 4.60% | 4.46% | 4.13% |
| [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Term - Less than 6 months | 34.81% | 36.21% | 38.01% | 39.76% | 41.92% |
| [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Term - 1 year and over 1 year | 9.47% | 9.98% | 10.25% | 10.20% | 9.78% |
| [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |

**Document no. 5**

ธนาคารกสิกรไทย
KASIKORNBANK

**Summary of operating results for the fourth quarter of 2003**

## Balance Sheets Highlights (continued)

**>> Long-term borrowings**

- Long - term borrowings as of December 31, 2003 amounting to Baht 59,481 million, up by Baht 11,930 million from September 30, 2003, due to the issuance of the Subordinated Debentures of KASIKORNBANK PUBLIC COMPANY LIMITED No. 3 of Baht 12,000 million to raise long-term funding at a reasonable cost.

- Long-term borrowings as of December 31, 2003 as follow:

| [illegible] | [illegible] | [illegible] | [illegible] |
|---|---|---|---|
| Subordinated Debentures | - | 7,874 | 7,874 |
| Subordinated Debentures Cum Preferred Shares* | 19,967 | - | 19,967 |
| Subordinated Debentures of KASIKORNBANK PUBLIC COMPANY LIMITED No. 2* | 20,000 | - | 20,000 |
| Subordinated Debentures of KASIKORNBANK PUBLIC COMPANY LIMITED No. 3 | 12,000 | - | 12,000 |
| [illegible] | [illegible] | [illegible] | [illegible] |

* The Bank has redeemed the Subordinated Debentures cum Preferred Shares in the amount of Baht 19,967 million and Subordinated Debentures of KASIKORNBANK PUBLIC COMPANY LIMITED No. 2 in the amount of Baht 20,000 million on January 12, 2004.

**>> Forward Exchange Contract Revaluation on the Liabilities Side**

- Forward exchange contract revaluation on the liabilities side as of December 31, 2003 stood at Baht 720 million, dropping from September 30, 2003, by Baht 239 million, or 24.91%, due to Baht appreciation, which caused the losses for the Bank by the gap of forward purchase contract rate and exchange rate on report date. However, it will not affect the Bank's profits and losses, since the Bank has maintained square position in its foreign exchange transactions.

## Statements of Income Highlights


Net Income for the Quarter (Million Baht)
961
2,648
8,236
1,928
2,003
Q4/02
Q1/03
Q2/03
Q3/03
Q4/03

**➢ Net Income**

- The Bank's net income for the fourth quarter totaled Baht 2,003 million, through the following operating results.

**>> Net Income from Interest and Dividend**

- In the fourth quarter, the Bank recorded net income from interest and dividends totaling Baht 4,737 million, increasing Baht 207 million, or 4.58%, from the preceding quarter.

***• Interest and Dividend Income***

- Income from interest and dividends mainly comprising interest income on loans, interbank and money market items, income from debt instruments and dividends from equities. In the fourth quarter, income from interest and dividends was Baht 7,625 million, up by Baht 87 million, or 1.15%, from the preceding quarter. This is mainly attributed to more loan extension in the fourth quarter.

***• Interest Expenses***

- Interest expenses totaled Baht 2,888 million, dropping Baht 121 million, or 4.01%, from the previous quarter, due mainly to dropping interest expenses on deposits because of decreasing total deposits.

## Statements of Income Highlights (continued)

**>> Bad Debt and Doubtful Accounts**

- The Bank has a policy to provide an allowance for doubtful accounts for total loans over and above the Bank of Thailand's minimum requirement. Furthermore, since 2002, the Bank has set aside normalized provisioning apart from the allowance for doubtful accounts equal to 0.5% of total loans to accommodate unforeseen losses. This additional provisioning amounts to Baht 200 million per quarter.

From the third quarter onward, in order to facilitate analysis and monitoring of the Bank's allowance for doubtful accounts, the Bank has a policy to separate the allowance into 3 categories as follows:

- Allowance for doubtful accounts for normal loans according to the Bank of Thailand regulations;
- Allowance for doubtful accounts for other classified loans, revaluation allowance for debt restructuring according to the Bank of Thailand regulations, and allowance in excess of the Bank of Thailand regulations; and
- Normalized provisioning.

Previously, the Bank set the allowance for normal loans at 1% according to the Bank of Thailand regulations, which is already included in the total allowance for doubtful accounts. From the third quarter onward, the Bank will set aside the allowance for this category in proportion to net incremental normal loans. In this quarter, the Bank used the level of normal loans as of September 30, 2003 as the reference point for calculation. As a result, in this quarter, the Bank incurred loan loss expenses for the increase in normal loans equal to Baht 376 million. The allowance for doubtful accounts for normal loans rose from Baht 4,149 million to Baht 4,525 million because normal loans grew from Baht 414,864 million as of September 30, 2003 to Baht 452,506 million as of December 31, 2003.

As of December 31, 2003, the Bank had a total allowance for doubtful accounts amounting to Baht 49,915 million. Details for each allowance category are shown in the section "Quality of assets" section on page 24.

## Statements of Income Highlights (continued)

**>> Normalized Provisioning**

- The Bank will set aside normalized provisioning of 0.5% of total loans, including both performing and non-performing loans, which will be gradually built up on a quarterly basis until reaching the target. In the fourth quarter 2003, the Bank set aside additional normalized provisions amounting to Baht 200 million, which brought the total sum set aside to Baht 1,600 million as of December 31, 2003.

**>> Non-Interest Income**

- Non-interest income consists of gain (loss) on investments, and share of profit (loss) from investments using the equity method, plus fees and service income, gains (loss) on foreign exchanges and other income.
  - This quarter, the Bank recorded non-interest income of Baht 1,891 million, which increasing by Baht 119 million, or 6.71%, from the third quarter due mainly to

- ***Share of loss from investments on equity method***
  - For the quarter ending December 31, 2003, the Bank recorded its share of loss from investments using the equity method of Baht 193 million, down from Baht 622 million in the preceding quarter by Baht 429 million. This stemmed mainly from the better performance of AMCs over the preceding quarter.

**>> Non-interest Expenses**

- Non-interest expenses consist of personnel expenses, premises and equipment expenses, taxes and duties, fees and service expenses, Directors' remuneration and other expenses.
  - The Bank recorded non-interest expenses of Baht 4,064 million, increasing Baht 82 million, or 2.06%, from the preceding quarter. The increase stemmed mainly from the following items.



An.

## Statements of Income Highlights (continued)

- ***Fees and services expenses***
  - Fee and service expenses increased by Baht 87 million, following higher consulting fees and fee paid on credit cards due to increases in business transactions.
- ***Loss on impairment of properties foreclosed***
  - Losses incurred from the impairment of properties foreclosed decreased by Baht 58 million due to the lesser of properties foreclosed acquisition from the preceding quarter.
- ***Other expenses***
  - Other expenses increased by Baht 69 million, resulted partly from losses incurred from loan disposal.

## ➢ Quality of Assets

**>> Non-performing Loans (NPL)**

- Non-performing loans (including those of financial institutions) under BOT criteria as of December 31, 2003, were recorded as follows:

(Million Baht)

| [illegible] | [illegible] | [illegible] | [illegible] |
|---|---|---|---|
| Non-performing loans (NPL) | 68,316 | 90,927 | 97,938 |
| [illegible] | [illegible] | [illegible] | [illegible] |
| As percentage of total loans | 12.84 | 16.56 | 17.65 |

(1) Including "investments in loans" that have not undergone debt restructuring in Ploy Asset Management Company for Baht 5,618 million.

(2) According to the BOT directive dated January 16, 2003, total loans used for NPL ratio calculations are loans extended to general customers, as shown in balance sheets as "loans", and loans to financial institutions, as included in interbank and money market items.

As of December 31, 2003, Kasikorn Factoring Company Limited, a subsidiary of the Bank, held non-performing loans of Baht 61 million out of Baht 1,752 million of total loans.

**Summary of operating results for the fourth quarter of 2003**

**>> Classified Loans and Allowance for Doubtful Accounts**

- As of December 31, 2003, the Bank, Phethai Asset Management Company and Ploy Asset Management Company had loans and accrued interest receivables from general customers and financial institutions (excluding non-restructured investment in loans of Ploy Asset Management Company), allowances for doubtful accounts, allowances for revaluation in debt restructuring, and normalized provisioning as follows:

(Million Baht)

| | The Bank | | | |
|---|---|---|---|---|
| | Loans[3] and Accrued Interest Receivables | Outstanding Debt after Deduction of Collateral Value | % Used for Providing The Provision | Providing[4] Amounts |
| Allowances for doubtful accounts and revaluation allowances for debt restructuring according to the Bank of Thailand's regulations | | | | |
| 1. Allowance for doubtful accounts from classified loans | | | | |
| Normal | 452,506 | 168,087 | 1 | 4,525 |
| Special Mention | 12,236 | 1,900 | 2 | 245 |
| Sub-Standard | 3,315 | 650 | 20 | 130 |
| Doubtful | 6,856 | 1,856 | 50 | 928 |
| Loss | 58,475 | 24,151 | 100 | 24,151 |
| Total | 533,388 | 196,644 | | 29,979 |
| 2. Revaluation allowance for debt restructuring | | | | 4,721 |
| Total 1 and 2 | | | | 34,700 |
| Allowance established in excess of BOT regulations | | | | 13,615 |
| Normalized Provisioning | | | | 1,600 |
| Total allowance for doubtful accounts, revaluation allowance for debt restructuring and normalized provisioning | | | | 49,915 |



A-2

Document no. 5

ธนาคารกสิกรไทย
KASIKORNBANK

## Summary of operating results for the fourth quarter of 2003

(Million Baht)

| | The Bank and Phethai - AMC | | | |
|---|---|---|---|---|
| | Loans[3] and Accrued Interest Receivables | Outstanding Debt after Deduction of Collateral Value | % Used for Providing The Provision | Providing Amounts[4] |
| Allowance for doubtful accounts and revaluation allowance for debt restructuring according to the Bank of Thailand's regulation | | | | |
| 1. Allowance for doubtful accounts from classified loans | | | | |
| Normal | 445,591 | 157,559 | 1 | 4,456 |
| Special Mention | 13,638 | 2,160 | 2 | 273 |
| Sub-Standard | 3,315 | 650 | 20 | 130 |
| Doubtful | 6,856 | 1,856 | 50 | 928 |
| Loss | 82,091 | 34,513 | 100 | 34,513 |
| Total | 551,491 | 196,738 | | 40,300 |
| 2. Revaluation allowance for debt restructuring | | | | 5,168 |
| Total 1 and 2 | | | | 45,468 |
| Allowance established in excess of BOT regulations | | | | 17,748 |
| Normalized Provisioning | | | | 1,600 |
| Total allowance for doubtful accounts, revaluation allowance for debt restructuring and normalized provisioning | | | | 64,816 |

**Document no. 5**

ธนาคารกสิกรไทย KASIKORNBANK 泰华农民银行

## Summary of operating results for the fourth quarter of 2003

(Million Baht)

| | The Bank, Phethai – AMC and Ploy - AMC [5] | | | |
|---|---|---|---|---|
| | Loans[3] and Accrued Interest Receivables | Outstanding Debt after Deduction of Collateral Value | % Used for Providing The Provision | Providing Amounts[4] |
| Allowance for doubtful accounts and revaluation allowance for debt restructuring according to the Bank of Thailand's regulation | | | | |
| 1. Allowance for doubtful accounts from classified loans | | | | |
| Normal | 443,482 | 153,804 | 1 | 4,434 |
| Special Mention | 13,801 | 2,214 | 2 | 276 |
| Sub-Standard | 3,315 | 650 | 20 | 130 |
| Doubtful | 6,856 | 1,856 | 50 | 928 |
| Loss | 83,496 | 35,480 | 100 | 35,480 |
| Total | 550,950 | 194,004 | | 41,248 |
| 2. Revaluation allowance for debt restructuring | | | | 6,665 |
| Total 1 and 2 | | | | **47,913** |
| Allowance established in excess of BOT regulations | | | | **18,545** |
| Normalized Provisioning | | | | 1,600 |
| Total allowance for doubtful accounts, revaluation allowance for debt restructuring and normalized provisioning | | | | **68,058** |
| Kasikorn Factoring Co., Ltd. | 1,752 | | | 74 |
| **Total** | **552,702** | | | **68,132** |

[3] Before deducting unearned discounts received in advance from loans to general customers amounting to Baht 179 million, including loans and accrued interest receivables in financial institutions amounting to Baht 1,635 million.

[4] Including the allowance for doubtful accounts of financial institutions for Baht 599 million.

[5] Exclude non-restructured "Investment in Loans" of Ploy Asset Management Company with a fully 100% reserve for Baht 5,618 million.

Document no. 5



As of December 31, 2003, the Bank and its asset management companies recorded total allowances for doubtful accounts (including financial institutions), revaluation allowances for debt restructuring and normalized provisions and percentage of total allowance for doubtful accounts to allowance for doubtful accounts as required by the Bank of Thailand as follows:

(Million Baht)

| | The Bank | The Bank and Phethai-AMC | The Bank, Phethai-AMC and Ploy-AMC[4] |
|---|---|---|---|
| Allowance for doubtful accounts for normal loans | 4,525 | 4,456 | 4,434 |
| Allowance for doubtful accounts for other classified loans, revaluation allowance for debt restructuring and allowance in excess of the BOT's regulations | 43,790 | 58,760 | 62,024 |
| Normalized provisioning | 1,600 | 1,600 | 1,600 |
| Total Allowance for doubtful accounts | 49,915 | 64,816 | 68,058 |
| Allowance for doubtful accounts, revaluation allowance for debt restructuring as required by BOT | 34,700 | 45,468 | 47,913 |
| As percentage of total allowance for doubtful accounts to allowance for doubtful accounts as required by BOT | 143.85 | 142.55 | 142.04 |



n

➢ **Capital Funds**

- The capital adequacy ratio as of December 31, 2003, according to BOT rule[6], is 17.48 %, while the BOT's minimum rate is 8.50% Details are as followed:

| | [illegible] | | | | |
|---|---|---|---|---|---|
| | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Tier-1 Capital | 10.46[7] | 10.73 | 8.82 | 8.27 | 8.44 |
| [illegible] | [illegible] | [illegible] | [illegible] | [illegible] | [illegible] |
| Total Capital Funds | 17.48[7] | 15.64 | 13.87 | 13.28 | 14.34 |

[6] Excluding net profit of each period, which under Bank of Thailand's regulations, net profit in the first period is to be counted as capital after approval by the Board of Directors as per Bank's regulations. Net profit in the second period is also counted as capital after approval by the General Meeting of Shareholders. However, whenever there is a net loss occurred, the capital must be immediately reduced accordingly.

[7] Excluding net profit for the six-month period ended December 31, 2003. Should the six-month period net profit ended December 31, 2003 be counted as the retained earnings, the tier-1 capital and total capital funds ratios would be 11.18% and 18.20%, respectively.